 Exhibit 99.1

Trilogy International Partners Inc. Announces Future Board Chair for New Zealand Subsidiary

BELLEVUE, Washington (July 28, 2021) – Trilogy International Partners Inc. (TSX:TRL), an international wireless and fixed broadband telecommunications operator, today announced that Mark Cairns will be chair of the board of its New Zealand subsidiary, 2degrees, subsequent to a successful IPO.

Mr. Cairns is a widely respected Chief Executive and Company Director with significant public company leadership expertise across New Zealand.

In the first half of 2021, 2degrees announced that it was preparing for a partial public listing on the New Zealand Stock Exchange and the Australian Securities Exchange by the end of this year. The completion of the listing remains subject to market conditions. However, it is customary in New Zealand that the chair of a publicly listed company be an independent director, who is identified in advance of the public listing.

About Trilogy International Partners Inc.

Trilogy International Partners Inc. is the parent company of Trilogy International Partners LLC (“Trilogy LLC”), a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have an exceptional track record of successfully buying, building, launching and operating communications businesses in 15 international markets and the United States.

Trilogy LLC currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004.

For more information, visit www.trilogy-international.com.

Cautionary Statements Regarding Forward Looking Information

Certain information contained in this news release may be “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements are often, but not always identified by the use of words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "will", "may" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, the expected appointment of a new board chair in the 2degrees business. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements.

Please see “Risks Factors” in our Annual report available under the Company’s profile at www.sedar.com, which is also included with the Company’s Annual Report on Form 20-F under the Company’s profile at www.sec.gov, for information on the risks and uncertainties associated with our business. Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this release represent our expectations as of the date of this release. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Media Contact
Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development